May 3, 2018

Mr. Ethan Horowitz

Accounting Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Parsley Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 28, 2018
File No. 001-36463

Ladies and Gentlemen:

Set forth below are the responses of Parsley Energy, Inc. (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 19, 2018, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2017, File No. 001-36463, filed with the Commission on February 28, 2018 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 2 – Properties, page 43

Proved Undeveloped Reserves (PUDs), page 49

1.	We note that you converted 14,459 MBoe of proved undeveloped reserves (“PUDs”) over the last three fiscal years which equates to an average PUD conversion rate of approximately 5.6%. It does not appear that this rate of development, if sustained, would be sufficient to convert the 207,048 MBoe of PUDs disclosed as of December 31, 2017 into proved developed reserves in a timely manner. Revise to disclose the reasons for the limited progress you have made in converting PUDs and to explain the extent and manner in which your development plans have changed, including with regard to factors that affected your conversion progress. For example, in comments attributed to management in the conference call to discuss your results for the fourth quarter of 2017, weaker-than- anticipated results on certain down-spacing tests along with acquisitions and acreage trades are cited as the cause of “some reshuffling of [y]our 2017 development program.” Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and Item 1203(c) of Regulation S-K.

Securities and Exchange Commission

May 3, 2018

RESPONSE:    Each year, the Company adopts a five-year development plan in accordance with the requirements of Rule 4-10(a)(31)(ii) of Regulation S-X, which states that “[u]ndrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.” In many cases, events transpiring subsequent to the Company’s annual adoption of its development plan may necessitate changes to the originally adopted plan, including with respect to the five-year schedule for the drilling of proved undeveloped (“PUD”) locations. In accordance with Item 1203(c) of Regulation S-K, the Company periodically discloses, including most recently in the Form 10-K, “investments and progress made during the year to convert proved undeveloped reserves to proved developed (“PDP”) reserves, including, but not limited to, capital expenditures,” and in connection with such disclosures aims to further disclose the reasons for material changes in its development plan during the applicable period(s).

During the year ended December 31, 2017, the Company engaged in a transformative level of acquisition and divestiture activity, most notably the acquisition of oil and natural gas properties from Double Eagle Energy Permian LLC and certain of its subsidiaries (the “Double Eagle Acquisition”) on April 20, 2017, as more fully described in Note 1—Organization and Nature of Operations to the consolidated financial statements included in the Form 10-K. In this regard, the Company’s total gross acreage increased 105% from 171,730 gross acres as of December 31, 2016 to 351,857 gross acres as of December 31, 2017. This acquisition activity led the Company to significantly re-evaluate the development plan that it previously adopted as of December 31, 2016, and such re-evaluation was the primary reason for the Company’s relatively limited PUD conversions during 2017.

The properties the Company acquired during 2017 imposed near-term development obligations to perpetuate the acquired leasehold acreage, which in turn required the Company to alter its near-term development plans. Leasehold obligations accounted for approximately one half of the Company’s drilling and completion capital expenditures in 2017. In addition, the consolidation of the Company’s Midland Basin acreage position as a result of acquisitions made by the Company in 2017 led to subsequent trades for adjacent acreage to facilitate the future development of long-lateral horizontal wells. These acreage trades necessarily delayed the Company’s near-term development activities, as the development of short-lateral PUD locations was delayed awaiting the consummation of proposed acreage trades that would permit the drilling of longer lateral wells on retained PUD locations. Weaker than anticipated results of down-spacing tests in 2017 had only minimal impact on the Company’s 2017 development plans, and such impact was limited to the Company’s development of unproved properties rather than PUDs. The down-spacing tests were not part of the Company’s PUD development plan for 2017 nor did it record any PUD locations at the spacing distances being tested as of either December 31, 2016 or 2017.

During the years ended December 31, 2015 and 2016, the primary reason for the Company’s relatively limited PUD conversions was the non-uniform PUD conversion rates contemplated by the Company’s five-year development plans as of December 31, 2014 and 2015, which in each case included significant weighting of the Company’s PUD conversions to

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the latter portions of such five-year plans. This relative weighting of the Company’s PUD conversions was due in part to the decline in commodity prices that began in late 2014 and continued throughout 2016, as a result of which the Company adopted development plans that deferred a portion of planned capital expenditures in order to preserve future values. In addition, similar to the drilling obligations undertaken by the Company in 2017, the Company devoted a significant portion of its 2015 and 2016 resources to the drilling of wells for the purpose of meeting leasehold obligations rather than to facilitate PUD conversion. The Company’s satisfaction of leasehold obligations is important to ensure the ongoing development of its oil and gas properties, including the conversion of PUDs within five years from their booking; however, the near-term focus on such obligations necessarily leads to a non-uniform PUD conversion rate weighted to the latter portion of the five-year development timeline. As reflected in the Company’s five-year development plan, the Company expects these leasehold obligations to diminish in subsequent years, and accordingly expects additional capital to become available for PUD conversions in subsequent years.

The following table presents the percentage of the Company’s gross acreage position that was held by production as of December 31, 2014, 2015, 2016 and 2017 as an illustration of the Company’s recent focus on satisfying its leasehold obligations to pursue future development opportunities.

	As of December 31,
	2014	2015	2016	2017
Gross Acreage	183,227	142,734	171,730	351,857
% Change	—	-22%	20%	105%

% Held by Production	34%	44%	63%	72%

In addition, the Company’s shift from vertical development drilling to horizontal development drilling during 2015 and 2016, as well as its acquisition and divestiture activity during such years, further impacted its PUD conversion rates. The Company’s shift from vertical to horizontal development was driven primarily by the promising results of horizontal drilling efforts in the Permian Basin by both the Company and offset operators. The significance of this shift from vertical to horizontal development is illustrated by the fact that only approximately 31% of the Company’s total PUD reserves as of December 31, 2014 were attributable to horizontal drilling locations, as compared to 68%, 100% and 100%, respectively, as of December 31, 2015, 2016 and 2017. The Company also engaged in significant acquisition activity during 2015 and 2016 that led to re-evaluation of the Company’s development plans as it evaluated and integrated the acquired properties.

Management believes the reserves disclosures contained in the Form 10-K adequately address the requirements of Regulation S-K Item 1203(c) and that its reserve estimates are consistent with Rule 4-10(a)(31)(ii) of Regulation S-X. However, in future filings, the Company undertakes to revise its disclosure to disclose the reasons for the limited progress it has made in converting PUDs, if applicable, and to explain the extent and manner in which its development plans have changed, including as a result of any acquisition activity, change in commodity prices, or similar events that materially affected such conversion rate during the periods

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presented. With respect to the Annual Report on Form 10-K that the Company intends to file for the year ending December 31, 2018, and as discussed further in response to Comment #2 and Comment #4, the Company notes that as of the date of this letter, all of its planned 2018 PUD locations remain scheduled for conversion during the year.

2.	The limited progress made in converting your PUDs during the fiscal year ended December 31, 2017 (i.e., approximately 6.1% of the PUDs reported as of December 31, 2016) is attributed in part to “changes to your development schedule that affected [y]our well mix and timing” in the conference call to discuss your results for the fourth quarter of 2017. We also note the remark that your development program for 2017 “looked much different than the set of wells [you] expected to drill.” In light of these statements and your recent PUD conversion rates, tell us how you are able to demonstrate a commitment to your adopted development plan. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and question 131.04 of the Compliance and Disclosure Interpretations regarding Oil & Gas Rules.

RESPONSE:    As discussed further in the Company’s response to Comment #1, the overall increase in unanticipated acquisition and divestiture activities—most notably the transformative Double Eagle Acquisition—required the Company to adjust the development plan it adopted as of December 31, 2016. The Company believes that such adjustments are indicative of its ability to capitalize on available growth opportunities while ultimately increasing production and reserves and lowering costs; however, the Company also believes that the aggregate level of acquisition activity undertaken in recent years is unlikely to be replicated in size or scope in the near term. Accordingly, management does not consider the changes to the development plan it adopted as of December 31, 2016 to be a reflection of the Company’s lack of commitment to such plan at the time of its adoption, or indicative of a lack of commitment to the development plan adopted as of December 31, 2017.

As of the date of this letter, all of the Company’s planned 2018 PUD locations remain scheduled for conversion during the year, as the Company’s development plan has transitioned to a steady development pace with a firm 12-month drill schedule in place. As of April 30, 2018, seven of the Company’s scheduled PUD locations have been converted to PDP, eight of the Company’s scheduled PUD locations were undergoing drilling and completion activities and the Company’s remaining 22 scheduled PUD locations were scheduled to be drilled and converted during the remainder of 2018.

In connection with its adoption of a development plan, the Company prepares a field-level plan that includes the timing, location and capital commitment of wells that it expects to be drilled. Per the guidance associated with Question 131.04 of the Staff’s Compliance and Disclosure Interpretations, only PUDs which are reasonably certain to be drilled within five years of booking and are supported by a final investment decision to drill them are included in the development plan. Specifically, the Company’s reservoir engineering and planning group conducts a detailed annual review on a lease-by-lease basis, including with respect to leases added to the Company’s portfolio during the prior year, to assess whether potential PUD locations are reasonably certain to be drilled on a timely basis within five years from their initial booking. If, upon completion of such review, the reservoir engineering and planning group

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determines that any of the potential PUD locations that it identified may be unlikely to be transferred from PUDs to proved developed reserves within their anticipated development timeline, such locations are then reviewed by the Company’s senior management to determine whether, in accordance with Rule 4-10(a)(31) of Regulation S-X, the Company expects to have sufficient committed capital and other resources necessary to commit to the proposed development plan. If the Company’s senior management determines that a proposed PUD location is not reasonably certain to be drilled within five years of initial booking or the Company does not have sufficient committed capital to pursue its development, that PUD location is excluded from the Company’s estimation of its proved reserves. Such processes satisfy the Company’s internal policies and procedures with respect to development plan approval, which were developed in order to ensure its commitment to, and the feasibility of, such plans at the time of their adoption.

For the foregoing reasons, the Company notes that while it adopted a development plan for 2017 that satisfied the requirements of Rule 4-10(a)(31)(ii) of Regulation S-X and question 131.04 of the Compliance and Disclosure Interpretations regarding Oil & Gas Rules, management materially reevaluated the development plan as a result of the transformational level of acquisition activity that it undertook during the year. The Company does not believe that the impact of such acquisition activity on its PUD conversions during 2017 is indicative of a lack of commitment by the Company to its development plans adopted as of either December 31, 2016 or 2017. Management is committed to its 2018 development plan and believes that the steps taken in 2017 to re-evaluate its drilling inventory and capital allocation decisions have left the Company particularly well situated to commit to its development plan, with such commitment reflected through its year-to-date conversions.

3.	From your Form 10-K for the fiscal year ended December 31, 2016, we note that you expected to incur development costs of approximately $262.9 million in 2017. However, approximately $65.1 million was actually incurred in 2017 to develop locations classified as PUDs at December 31, 2016. Quantify the PUDs scheduled for development in 2017 that were not drilled and tell us whether these PUDs were deferred to future years or removed because they were determined to be outside of your five-year capital expenditure plan. In addition, describe the process through which changes to your development schedule are reviewed and approved by management and the Board of Directors, including as it relates to the deferral of PUDs to future years.

RESPONSE: As of December 31, 2016, the Company had 29 PUD locations scheduled for development in 2017. During 2017, and as discussed in the responses to Comments #1 and #2, the Company engaged in a transformative level of acquisition and divestiture activity and materially re-evaluated its previous capital budget and development plan.

As a result of this process, 20 of the PUD locations previously scheduled to be drilled during 2017 were deferred, all of which remain scheduled to be drilled within five years of their initial booking as PUDs. Of those 20 PUD locations, (i) one has been drilled and completed and is scheduled to be converted to PDP during the second quarter of 2018, (ii) three are currently scheduled to be converted to be PDP during the second half of 2018, (iii) ten were deferred pending finalization of acreage trades intended to facilitate development of a greater number of

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long-lateral wells, and (iv) six were deferred due to the reallocation of capital resources to locations associated with such recent acquisitions. The Company converted four of the PUD locations scheduled to be drilled during 2017 to PDP during 2017. In addition, during 2017, four of the PUD locations previously scheduled to be drilled during 2017 were divested and only a single location scheduled to be drilled during 2017 was removed during the year, which removal resulted from an initial review of such PUD location by the Company’s reservoir engineering and planning group and an ultimate decision by the Company’s senior management that the location was not reasonably certain to be drilled within five years of its initial booking.

The table below illustrates the status of the 29 PUD locations that were scheduled for development in 2017 pursuant to the Company’s development plan adopted as of December 31, 2016.

Scheduled PUD Locations as of December 31, 2016	PUD Locations Converted to PDP During 2017	PUD Locations Converted to PDP YTD 2018	PUD Locations Scheduled to Convert to PDP During 2018	PUD Locations Deferred Beyond 2017 Due to Acreage Trades	PUD Locations Deferred Beyond 2017 Due to Reallocation of Capital	PUD Locations Removed From Development Plan Following Management Review	PUD Locations Divested During 2017
29	4	1	3	10	6	1	4

Additionally, the Company converted seven PUD locations to PDP that were not originally included in its PUD development plan for 2017 but that were subsequently added due to revisions to the development plan. During the year ended December 31, 2017, the Company converted a total of 11 wells from undeveloped to developed, resulting in a total conversion of 7,138 MBoe.

As discussed in response to Comments #1 and #2 above, the Company’s annual development schedule may be revised during the year due to many factors. Given the transformative nature of the Company’s acquisition activity during 2017, the Company’s Board of Directors considered, in connection with the Double Eagle Acquisition and the Company’s other acquisitions during the year, the likelihood that management would undertake a comprehensive re-evaluation of the Company’s development plan. The Company’s Board of Directors approved such acquisitions with an understanding of the potential revisions to the development plan that would result therefrom. Such revisions to the development schedule, including the deferral of PUDs to future years, were reviewed and approved by the Company’s Vice President—Reservoir Engineering and Planning and Senior Vice President—Development Operations, which approvals satisfied the Company’s internal policies and procedures.

4.	We note that estimated future development costs are projected to be approximately $313.2 million for the fiscal year ended December 31, 2018. Tell us what quantity of your PUDs is scheduled to be developed in 2018 and the progress you have made through March 31, 2018. Provide us with sufficient context to understand the factors that have caused you not to meet your development targets to date in 2018, if applicable.

Securities and Exchange Commission

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RESPONSE: As of April 30, 2018, seven of the Company’s scheduled PUD locations have been converted to PDP, eight of the Company’s scheduled PUD locations were undergoing drilling and completion activities and the Company’s remaining 22 scheduled PUD locations were scheduled to be drilled and converted during the remainder of 2018.    Accordingly, the Company expects to meet all of its development targets in 2018 with respect to the conversion of PUDs.

5.	The costs you incurred to convert PUDs into proved developed reserves increased from $8.05 in 2016 per Boe to $9.12 per Boe in 2017 and, based on the amounts shown on page 50 of your Form 10-K, estimated future development costs are projected to be $10.28 per Boe. Revise to provide additional detail clarifying the statement that you expect to realize cost savings and experience lower relative drilling and completion costs in upcoming years considering there appears to be an upward trend in your development costs.

RESPONSE: As a general matter, the Company expects to realize cost savings and lower relative drilling and completion costs in upcoming years as it continues to refine its operations, de-risk its acreage position and improve its completion techniques. However, the Company has not included these expected cost reductions in the estimated future development costs used to prepare its reserve report as of December 31, 2017. As disclosed in the Form 10-K, the Company only expects to experience these future cost savings “[a]s it] continue[s] to develop [its] properties and have more well production and completion data,” and so has not reflected these anticipated future cost savings in its current development plan.

As of December 31, 2017, the Company’s development schedule and capital expenditure plan for 2018 and future years was prepared using the most current and applicable capital requirements for each identified drilling location, as indicated by current service costs and approved authorizations for expenditure. The Company notes that its development costs for total conversions to proved developed reserves during 2017, including conversions of both unproved reserves (on which the Company spent approximately $770.0 million during 2017) and PUD reserves (on which the Company spent approximately $65.1 million during 2017), were approximately $10.26 per Boe, which is in line with the Company’s estimated PUD development costs of $10.28 per Boe for 2018.

In future annual reports, the Company undertakes to revise its disclosure to (i) remove language that addresses anticipated future cost savings unless the impact of such anticipated future cost savings is included in the development plan used to prepare the applicable reserve report(s) or (ii) add clarifying language if statements of cost savings appear inconsistent with estimated future development costs.

6.	We note that extensions and discoveries resulted in an increase of 86,094 to your PUDs in 2017. Explain how the development and recovery of these PUDs was deemed to be reasonably certain in light of the causes of negative revisions to your PUDs during 2017 (i.e., well results, commodity prices, changes to your type curve, the requirement to drill PUDs within five years of booking, etc). Refer to Rule 4-10(a)(22) of Regulation S-X.

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RESPONSE: The Company experienced 6,371 MBoe (6% of its total PUD reserves as of December 31, 2016) of net negative revisions during 2017, as compared to a total increase of 86,094 MBoe to PUD reserves as a result of extensions and discoveries. As discussed more fully in the responses to Comments #1 and #2, a significant majority (4,725 MBoe) of the negative revisions during 2017 were primarily the result of changes in the Company’s development plan that resulted from the Double Eagle Acquisition and the Company’s other acquisition activity and acreage trades during 2017. Remaining negative revisions during 2017 were attributable to production from converted PUDs (1,353 MBoe) and net technical revisions (293 MBoe). These revisions were taken into account in connection with the estimation of the Company’s reserves as of December 31, 2017.

Accordingly, notwithstanding the downward revisions to the Company’s PUDs during 2017, the Company believes that the development of the 86,094 MBoe of PUD reserves added during 2017 as a result of extensions and discoveries within five years of their initial booking is reasonably certain.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-11

Exploration and Abandonment Costs, page F-14

7.	Provide us an analysis of the factors that resulted in the recognition of approximately $32.9 million of leasehold abandonment expenses during the fiscal year ended December 31, 2017 along with a description of the related acreage. Refer to FASB ASC 932-360-35.

RESPONSE:    The Company evaluates unproved properties with significant acquisition costs on a property by property basis each quarter. In assessing unproved properties for impairment, the Company considers future drilling plans, the results of exploration activities, commodity price outlooks, and planned future sales or lease expirations. As part of this review, the Company recorded an abandonment loss during the fourth quarter of 2017.

Of the total reported loss, $27.2 million is related to non-core unproved properties within Martin, Dawson, Howard and Reagan counties with lease term expirations in the fourth quarter of 2017 and early 2018 and for which the Company was actively engaged in negotiating divestiture or joint development transactions. These negotiations were initiated during the third quarter of 2017 and were deemed probable of success before their lease expiration date. Subsequent to the issuance of the Company’s third quarter financial statements, the Company and the counterparties were unable to agree on terms, and the transactions were not consummated. The related unproved properties were not within the Company’s core acreage position and the Company opted to forego lease extension payments or further transaction negotiation efforts.

An additional $2.8 million of the reported loss is related to impairment of properties classified as held for sale at year end 2017. These properties were sold in January 2018. Unproved acreage associated with the sale represented 3,710 net acres located in Dawson County. The held for sale criteria was assessed but did not meet the conditions to be classified as held for sale prior to the fourth quarter of 2017.

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The remaining $2.9 million of the reported loss is associated with title claims to leases that impacted 96 net acres located in Martin County. The claimants were successful in asserting ownership during the fourth quarter of 2017.

Note 5 – Acquisitions of Oil and Natural Gas Properties, page F-24

8.	We note you exchanged unproved acreage and oil and natural gas properties with a third party during 2017. We also note the description of this transaction in your Form 8-K dated February 21, 2018 as a high-impact acreage trade that will facilitate extended lateral lengths in your core Upton County footprint. Describe the nature of the acreage surrendered and received as part of this transaction and explain how you concluded that no gain or loss should be recognized. Refer to FASB ASC 845-10-30.

RESPONSE:    The trade transaction referenced in the Commission’s Comment #8 (the “Trade”) was described as high-impact to the Company based on multiple operational factors. The acreage acquired in the Trade is located in the Company’s core development area in north Upton County, allowing the Company to leverage its existing operational efficiencies and infrastructure, including production facilities, produced and fresh water handling infrastructure, and extensive legal development title opinions. With the consummation of the Trade, the Company gained the ability to consolidate acreage leading to longer lateral lengths for planned horizontal well development in the Company’s core Upton County position. This Trade was achieved with no cash outlay. The acreage which the Company traded away was primarily located in Martin County, with smaller sections in Howard and Midland Counties. The Company’s trading counterpart desired this acreage because of their existing ownership and operational plans in and around Martin County.

The Company described the Trade as high-impact in its first quarter 2018 earnings release because of management’s enthusiasm for the improved development opportunities afforded by the completion of the Trade. The Company believes that its subjective evaluation of the potential operational impact of the Trade is separate and distinct from the accounting evaluation, which is based on its objective evaluation and application of the requirements of generally accepted accounting principles in the United States.

Acreage surrendered and received was as follows:

•	The Company surrendered 2,921 net acres (5,148 gross) in Howard, Martin, Midland and Reeves Counties as well as 10 vertical wells; and

•	The Company received 2,640 net acres (3,200 gross) in Upton and Reagan Counties as well as one horizontal well.

In determining the appropriate accounting for the Trade, the Company considered both the guidance under Accounting Standards Codification Topic 845, Nonmonetary Transactions

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(“ASC 845”), and Topic 932, Extractive Activities—Oil and Gas (“ASC 932”), as discussed below. The Company reviewed the exceptions within the scoping provision of ASC 845 and determined that none of the exceptions were applicable and therefore the initial step in accounting for the Trade began with an analysis under ASC 845.

ASC 845 Analysis

ASC 845 states the basic principle of the guidance is that, in general, the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.

In a modification to this basic principle, ASC 845-10-30-3 provides that a nonmonetary exchange shall be measured based on the recorded amount of the nonmonetary asset(s) relinquished, and not on the fair values of the exchanged assets, if certain conditions apply. The Company’s analysis prepared at the time of the transaction considered the exception regarding commercial substance in guidance in ASC 845-10-30-3(c) and ASC 845 10-30-4 (Commercial Substance). As summarized below, the Company concluded the Trade lacked commercial substance and therefore under ASC 845-10-30-3, gain or loss recognition is not required and instead, the recorded amount of the assets transferred becomes the recorded amount of the assets received.

ASC 845 10-30-4 provides that commercial substance exists only if (a) the configuration (risk, timing, and amount) of the future cash flows of the asset(s) received differs significantly from the configuration of the future cash flows of the asset(s) transferred or (b) the entity-specific value of the asset(s) received differs from the entity-specific value of the asset(s) transferred, and the difference is significant in relation to the fair values of the assets exchanged. An entity-specific value (as described in paragraph 24(b) of Concepts Statement No. 7), attempts to capture the value of an asset or liability in the context of a particular entity.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible. A substantial portion of the Trade acreage was classified as unproved and thus lacked reasonable certainty.

In applying the comparison of the future cash flows of the assets transferred and received as described in ASC 845-10-30-4, the Company utilized cash flow projections using pricing and other assumptions consistent with the methodology applied in the preparation of the Company’s development plan budgets as well as impairment testing. The Company considered that the entity-specific value of both assets received and transferred was best measured using the future cash flow comparison analysis as described in paragraph 24(b) of Concepts Statement No. 7. On the basis of this cash flow comparison, the Company determined that the expected future cash

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flows of the assets transferred did not differ substantially from the expected future cash flows of the assets received on both an undiscounted and discounted basis. In total, there was no noteworthy difference in the undiscounted and discounted and risk adjusted cash flows of assets received and transferred. Additional variances between categories of reserves did not vary more than 15%. As such, the Company considered the entity-specific value of both assets received and transferred were substantially similar.

Based on the evaluation and application of the guidance in Topic 845 as described above, the Company concluded that the Trade was a nonmonetary transaction lacking commercial substance and accordingly the assets received were recorded with reference to the historical cost of the assets transferred and no gain or loss was required to be recognized.

ASC 932 Analysis

The Company also considered the guidance in ASC 932-360 for property conveyances to account for the deconsolidation of the acreage traded. As noted in ASC 932-360-55-9, in the event of the disposal of part of an unproved property, substantial uncertainty still exists, as to recovery of the cost applicable to the interest retained. Consequently, the amount received should be treated as a recovery of cost. Similarly, pursuant to the guidance in ASC 932-360-55-11 for the sale of part of proved property, the sale may be accounted for as a normal retirement under the provisions of paragraph 932-360-40-3 with no gain or loss recognized if doing so does not significantly affect the unit-of-production amortization rate. In regard to this transaction, the Company met the requirements under both of these provisions, and therefore was required to treat the Trade as a recovery of cost, with no gain or loss.

*        *         *        *        *

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

PARSLEY ENERGY, INC.

By:	/s/ Ryan Dalton
Name:	Ryan Dalton
Title:	Executive Vice President and Chief Financial Officer

cc:

Colin Roberts, Parsley Energy, Inc.

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Bob Dennis, KPMG LLP